EXHIBIT 99.1

Galapagos receives transparency notification from FMR LLC

Mechelen, Belgium; 20 August 2024, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from FMR LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 16 August 2024 from FMR LLC, who notified that it holds 3,696,750 of Galapagos’ voting rights, consisting of 3,693,550 ordinary shares and 3,200 equivalent financial instruments. FMR LLC controls investment funds Fidelity Management & Research Company LLC, FIAM LLC, Fidelity Management Trust Company, Strategic Advisers LLC, Fidelity Institutional Asset Management Trust Company, and FMR Investment Management (UK) Limited, of which Fidelity Management & Research Company LLC decreased its position to 3,259,440 voting rights and acquired 3,200 equivalent financial instruments (stock loan), FIAM LLC increased its position to 122,898 voting rights, Fidelity Management Trust Company decreased its position to 225,961 voting rights, Strategic Advisers LLC decreased its position to 1 voting right, Fidelity Institutional Asset Management Trust Company decreased its position to 0 voting rights, and FMR Investment Management (UK) Limited increased its position to 85,250 voting rights.

Hence, the first-mentioned controlled undertaking of the FMR LLC group individually crossed below the 5% threshold. FMR LLC's holding of 3,696,750 Galapagos' voting rights, including its controlled undertakings’ holdings, represents 5.61% of Galapagos' currently outstanding 65,897,071 shares. FMR LLC thus remains above the 5% threshold of Galapagos’ voting rights. The full transparency notice is available on the Galapagos website.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules and cell therapies in oncology and immunology. With capabilities from lab to patient, including a decentralized cell therapy manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com
Jennifer Wilson + 44 7444 896759 media@glpg.com	Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.